EXHIBIT 21

Parent

Southern Missouri Bancorp, Inc.

Subsidiaries (a)	Percentage of Ownership	Jurisdiction or State of Incorporation

Southern Bank	100%	Missouri
SMS Financial Services, Inc.(b)	100%	Missouri
SB Corning, LLC(c)	100%	Missouri
SB Real Estate Investment, LLC(c)	100%	Missouri
Southern Bank Real Estate Investments, LLC(d)	100%	Missouri
Southern Insurance Services, LLC(e)	100%	Missouri
______________________
(a)	The operation of the Company's wholly owned subsidiaries are included in the Company's Financial Statements contained in Item 7 hereof.
(b) Wholly owned subsidiary of Southern Bank; subsidiary is inactive.
(c) Wholly owned active subsidiary of Southern Bank.
(d) Wholly owned active subsidiary of SB Real Estate Investments, LLC.
(e) Wholly owned active subsidiary of Southern Bank.